Exhibit 13.1

PowderJect Pharmaceuticals plc
for the year ended 31 March 2003

REPORT OF INDEPENDENT AUDITORS

To the management of PowderJect Pharmaceuticals plc.,

In our opinion, the accompanying consolidated balance sheet and the related consolidated profit and loss account, consolidated cash flow statement and consolidated statement of total recognized gains and losses present fairly, in all material respects, the financial position of PowderJect Pharmaceuticals plc., and its subsidiaries at March 31, 2003 and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United Kingdom. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

Accounting principles generally accepted in the United Kingdom vary in certain important respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income expressed in pounds sterling for the year ended March 31, 2003, and the determination of consolidated shareholders funds and financial position also expressed in pounds sterling at 31 March 2003 to the extent summarized in Note 37 to the Consolidated Financial Statements.

/s/ PricewaterhouseCoopers LLP
London
United Kingdom

May 13, 2003

Consolidated profit and loss account

For the year ended 31 March 2003

	Note	2003
		£m
Turnover	2	158.5
Cost of sales		(84.7)

Gross profit		73.8
Selling and distribution expenditure		(12.8)
Research and development expenditure		(27.3)
General and administrative expenditure		(9.3)

Total operating expenses		(49.4)

Operating profit	3, 4, 5	24.4
Net interest payable	6	(0.9)

Profit on ordinary activities before taxation	2	23.5
Taxation on profit on ordinary activities	9	(1.6)

Profit on ordinary activities after taxation		21.9
Dividends	10	(2.7)

Retained profit for the year	24	19.2

Earnings per share
Basic earnings per share	11	24.14	p
Diluted earnings per share	11	23.84	p

The results presented for 2003 relate to continuing operations (note 4). The results for 2003 include the impact of the recall of BCG. Further details of this exceptional item are given in note 5.

There is no difference between the profit on ordinary activities before tax and the retained profit stated above and their historical cost equivalents.

The accompanying notes are an integral part of these financial statements.

Consolidated statement of total recognised gains and losses

For the year ended 31 March 2003

	Note	2003
		£m
Retained profit for the year	24	19.2
Exchange movements	24	0.9

Total recognised gains relating to the year		20.1

The accompanying notes are an integral part of these financial statements.

Consolidated balance sheets

As at 31 March 2003

	Note	Group 2003
		£m
Fixed Assets
Goodwill	12	29.3
Negative goodwill	12	(3.6)
		25.7

Intangible assets	12	1.4
Tangible assets	13	67.6
Investments	14	6.0
		100.7

Current assets
Stock	15	23.7
Debtors: amounts due within one year	16	14.9
Debtors: amounts due after more than one year	16	3.1
		41.7

Investments	17	40.3
Cash at bank and in hand		49.0
		131.0

Creditors: amounts due within one year	18	(46.1)

Net current assets		84.9

Total assets less current liabilities		185.6
Convertible loan notes	21	(32.8)
Other creditors		(1.5)
Creditors: amounts due after more than one year	19	(34.3)
Provisions for liabilities and charges	22	(9.9)

Net assets		141.4
Capital and reserves
Called up share capital	23	9.1
Share premium account	23	172.9
Other reserves	24	1.4
Profit and loss account	24	(42.0)

Shareholders’ funds –equity interests	25	141.4

The accompanying notes are an integral part of these financial statements.

Consolidated cash flow statement

For the year ended 31 March 2003

	Note	2003
		£m

Net cash inflow from operating activities	26	38.7

Returns on investments and servicing of finance
Interest received		1.4
Interest paid		(1.3)

Net cash inflow from returns on investments and servicing of finance		0.1

Taxation
Corporation tax paid		(0.8)
Research and development tax credits received		1.0

Net cash inflow from taxation		0.2

Capital expenditure and financial investment
Purchase of tangible fixed assets		(15.7)
Purchase of other fixed asset investments		(1.9)
Proceeds from disposal of tangible fixed assets		0.1

Net cash outflow from capital expenditure and financial investment		(17.5)

Acquisitions and disposals
Purchase of subsidiary undertaking	29	(0.1)
Net cash acquired with subsidiary undertaking	29	0.2

Net cash inflow for acquisitions and disposals		0.1

Net cash inflow before use of liquid resources and financing		21.6

Management of liquid resources(1)

Cash withdrawn from fixed term deposit	28	19.7

Net cash inflow before financing		41.3

Financing
Issue of ordinary share capital	23	0.4
Capital element of finance lease payments		0.1

Net cash inflow from financing		0.5

Increase in cash in the year	27	41.8

(1) PowderJect Pharmaceuticals plc includes as liquid resources term deposits of less than one year

The accompanying notes are an integral part of these financial statements.

Notes to the financial statements

1.              GROUP ACCOUNTING POLICIES

Accounting convention and Basis of Presentation

The financial statements have been prepared under the historical cost convention and in accordance with applicable UK accounting standards.

UK accounting standard differ in certain respects from those generally accepted in the US and the major effects of these differences in the determination of retained profits and shareholders’ funds are shown in note 39 to the financial statements.

These financial statements are not intended to and do not represent the statutory accounts or annual report of the Company pursuant to the UK Companies Act of 1989.  Such accounts and report have been filed with and can be directly obtained from the UK Companies House.

Basis of consolidation

The consolidated financial information includes the financial information of PowderJect Pharmaceuticals plc and its subsidiary undertakings (the “Company” or “Group”). The results of subsidiaries acquired in the year are included in the consolidated profit and loss account from the date that control passes to the Group. The results of subsidiaries that are disposed in the year are consolidated up until the date when control passes from the Group.

All intercompany accounts and transactions have been eliminated.

Turnover

Revenue from sales of vaccines is recognised in the profit and loss account when goods or services are supplied to external customers against orders received. Turnover represents the net invoice value, after the deduction of standard discounts given at the point of sale less accruals for estimated future rebates and returns. Value added tax and other sales taxes are excluded from revenue.

Revenue from collaborative research agreements is spread on a contract by contract basis, based upon the cost of the efforts incurred to date as a proportion of the total expected research and development cost, but limited to the non-refundable revenue amounts received or which have become due and payable.

Revenue from manufacturing agreements arranged under licence is recognised on a contract by contract basis. This is based on the cost of the efforts incurred to date as a proportion of the total expected costs under the agreement, but limited to the non-refundable revenue amounts received or which have become due and payable. Revenue from other contract manufacture agreements is recognised in the profit and loss account when goods or services are supplied to external customers against orders received.

Grants for capital expenditure are deferred and released to revenue over the expected useful life of the relevant asset by equal annual amounts.  Grants for revenue expenditure are credited to revenue in the same period in which the revenue expenditure to which they relate is charged.

Research and development

Research and development expenditure is charged to the profit and loss account in the period in which it is incurred. Tangible fixed assets used for research and development are depreciated in accordance with the Group’s policy.

Stock

Stocks are included in the financial statements at the lower of cost (including manufacturing overheads, where appropriate) and net realisable value. Cost is determined on a first in, first out basis. Provision is made for obsolete, slow-moving or defective items where appropriate.

Goodwill

On the acquisition of a business or intangible assets, fair values are attributed to the net assets acquired.  Goodwill arising on acquisitions since 1 April 1998 is capitalised and amortised over its estimated useful life which management estimate to be not more than 20 years. The carrying value of goodwill is subject to review when appropriate and any impairment is charged to the profit and loss account.

Prior to this, the Group’s policy was to eliminate goodwill arising on acquisitions against reserves.  Under the transitional arrangements of FRS 10 “Goodwill and intangible assets”, reinstatement of goodwill is not required.  Consequently, such goodwill has not been reinstated and any such goodwill will remain eliminated against reserves until the disposal or termination of the business acquired.  The profit or loss on the subsequent disposal or termination will be calculated after charging the amount of any such goodwill.

Negative goodwill is amortised over the life of the assets to which it relates. In the case of negative goodwill arising on the acquisition of Evans Vaccines Limited, management estimates the effective useful life to be 10 years.

Intangible fixed assets

Intangible fixed assets other than goodwill, which comprise licences and rights, are stated at cost less a provision for amortisation. Amortisation is calculated to write off the cost of intangible assets in equal annual instalments over the lower of their legal and estimated useful lives, but no longer than 20 years.  The carrying values of intangible assets are subject to review when appropriate and any impairment is charged to the profit and loss account. The amortisation periods currently being used are 5 and 10 years.

Investments

Fixed asset investments are stated at cost less provision required for any impairment in value. Current asset investments are stated at the lower of cost and market value and represent liquid resources, which are term deposits not at call within 24 hours without penalty.

Tangible fixed assets

Tangible fixed assets are stated at cost less depreciation. Depreciation is calculated so as to write off the cost of tangible fixed assets on a straight-line basis over the expected useful economic lives of the assets concerned.  The principal annual rates used for this purpose are:

Land and buildings (freehold)	50 years
Land and buildings	Term of lease
Leasehold improvements	Term of lease
Computer equipment	3 – 5 years
Plant, equipment and vehicles	3 – 10 years

The depreciation rate for computer equipment, including software, has been amended in the year from 3 years to a period of between 3 and 5 years. This reflects the longer life that is expected for a new software system acquired in the year.

Assets in the course of construction are not depreciated until construction is completed and the asset is transferred to another tangible fixed asset category. The cost of assets in the course of construction does not include interest costs or overheads, except where such overheads are directly and fully attributable to the construction project and would not otherwise have been incurred.

Impairment of fixed assets

An impairment is the reduction in the recoverable amount of a fixed asset or goodwill below its carrying amount. The recoverable amount is the higher of net realisable value and value in use. Value in use is measured using discounted cash flows.

The carrying values of fixed assets are reviewed for impairment when there is an indication that the assets might be impaired. First year impairment reviews are conducted for acquired goodwill and intangible assets.

Leased assets

Leasing agreements which transfer to the Group substantially all the risks and benefits of ownership of an asset are treated as finance leases, as if the asset had been purchased outright. The assets are included in tangible fixed assets and the capital element of the leasing commitments is shown as obligations under finance leases. Assets held under finance leases are depreciated over the shorter of the lease term and the useful economic lives of the assets. The interest element of the lease rental is charged to the profit and loss account as it is incurred.

All other leases are operating leases and the annual rentals are charged to the profit and loss account on a straight-line basis over the lease term.

Pension costs

The Group continues to account for pension arrangements in accordance with SSAP 24 “Accounting for Pension Costs”. Under the transitional provisions of FRS 17 “Retirement Benefits”, certain disclosures are required on the basis of the valuation methodology adopted by FRS 17 (see note 34).

The Group operates a defined contribution pension scheme in the UK.  Employer’s contributions are charged to the profit and loss account as they are incurred.  The Group has no obligation to the pension scheme beyond the payment of contributions.

The Group also operates defined benefit pension schemes available to certain employees in Evans Vaccines and SBL Vaccin. For the scheme operating at Evans Vaccines, regular cost and variations to regular cost are charged to the profit and loss account so as to spread the cost of pensions over employees’ average remaining working lives with the Group. Regular cost and variations to regular cost are determined on advice from independent qualified actuaries on the basis of triennial valuations, the most recent of which was at 31 March 2002.

The SBL Vaccin scheme operated as a book reserve scheme up until 31 December 2001, and pension liabilities accrued up to that date have been fully provided. From 1 January 2002, SBL Vaccin has taken out an insurance policy to cover defined benefit liabilities accruing under the defined benefit scheme from that date. From 1 January 2002, employers’ contributions are equal to insurance premium payments, and are charged to the profit and loss account as they are incurred. The basis for accounting for the SBL Vaccin defined benefit scheme is described in more detail in note 34.

Employee share plans

Where appropriate, transactions relating to shares in the Employee Trust Company are treated as recommended by the consensus reached in Urgent Issues Task Force (“UITF”) 13 “Employees share ownership plans”  (“ESOP”) and UITF 17 “Employee share schemes”.  A charge is recognised in the profit and loss account where options or other share awards are granted to employees and there is a difference between the fair value at the date of grant of shares or options on shares and the consideration to be received, in accordance with UITF 17.  The timing of the charge is dictated by the conditions of the allocation. This charge is reversed if and when the options lapse.

Shares in the Company owned by the Trust are capitalised at cost less any provision required for permanent diminution in value, and are included in fixed asset investments.

The Company has chosen to take advantage of the exemption available under UITF 17 for Inland Revenue approved SAYE schemes operating outside an ESOP, and has not provided for the intrinsic value of share options issued under the Sharesave scheme.

In accordance with UITF 25  “National insurance contributions on share option gains”, a provision is recognised for employer’s national insurance contributions that might be payable on gains from share options granted under unapproved share option schemes after 5 April 1999. The potential cost of the National Insurance contributions is charged to the profit and loss account over the period in which the benefit vests. The provision is adjusted to reflect changes in the fair value of the Company shares. This adjustment is taken to the profit and loss account over the remaining period in which the benefit vests to the employee.

Foreign currencies

Transactions denominated in foreign currencies are translated at the rate of exchange on the day the transaction occurs.  Monetary assets and liabilities denominated in a foreign currency are translated at the exchange rate ruling on the balance sheet date.  Where there are related or matching forward contracts in respect of trading transactions, the rates of exchange specified in those contracts are used. Exchange differences are included in the profit and loss account.

The accounts of overseas subsidiary undertakings are translated into sterling in the consolidated accounts on the following basis. Profit and loss account items are translated at the average rate of exchange for the financial year.  Assets and liabilities are translated at the rate of exchange ruling on the balance sheet date.  Exchange differences arising on the retranslation of opening assets and liabilities are taken directly to reserves.

Taxation

Current tax is provided at amounts expected to be paid using the tax rates and laws that have been enacted or substantially enacted by the balance sheet date.

Deferred tax is provided using the full provision method as set out in FRS 19 “Deferred Tax”. Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date, except for those timing differences that are permanent and specific cases as set out in FRS 19.

Deferred tax is calculated at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

Convertible Loan Stock

The convertible loan stock is stated at the amount of the net proceeds adjusted to amortise the finance cost of the debt evenly over the term of the debt.

Financial instruments

The Group does not hold or issue derivative financial instruments for trading purposes.

The Group holds forward contract hedges to reduce exposure to foreign exchange risk. Gains and losses arising on these contracts are deferred and recognised in the profit and loss account only when the hedged transaction has itself been reflected in the Group’s financial statements.

The Group’s policy for managing exposure to market risks from operating activities and treasury operations is described in the narrative disclosure in note 31.

2.              SEGMENTAL INFORMATION

The Group operates in one business segment. An analysis of turnover, profit before tax and net assets by geographical location is set out below.

2003
£m
Turnover by location of subsidiary undertaking

UK	140.4
Rest of Europe	17.8
USA	0.3

158.5

Profit (loss) before tax by location of subsidiary undertaking

UK	28.5
Rest of Europe	(6.0)
USA	1.9

Operating profit	24.4

Net interest payable	(0.9)

Profit before tax	23.5

Net assets by location of subsidiary undertaking

UK	65.8
Rest of Europe	11.4
USA	1.7

Net operating assets	78.9
Non operating assets	62.5

Net assets	141.4

Turnover by location of customer
UK	50.5
Rest of Europe	18.9
USA	88.5
Rest of World	0.6

158.5

The segmental information given above includes the results relating to businesses that were acquired in the year as follows:

Continuing operations (Acquisitions) UK
2003
£m
Turnover by location of subsidiary undertaking	—
Loss before tax by location of subsidiary undertaking	(0.1)
Net assets by location of subsidiary undertaking	0.2

3.              OPERATING PROFIT

Operating profit is stated after charging (crediting) the following:

		2003
		£m

Staff costs (note 7)		39.7
Depreciation:	- owned assets	7.8
	- assets held under finance lease	0.1

Amortisation of negative goodwill

(0.4

)

Amortisation of other intangible assets (including goodwill)		1.7
Loss on disposal of fixed assets		0.1
Auditors’ remuneration:	- audit and related services	0.2
	- other services	0.2

Foreign exchange gains

(0.7

)

Operating lease rentals:	- land and buildings	2.7
	- plant and machinery	0.1
	- other	0.1
Release of government grants		(0.1)

Auditors’ remuneration for audit services includes fees for the holding company for the year ended 31 March 2003 of £11,000.

Fees paid in respect of non-audit services in the year ended 31 March 2003 relate primarily to tax services and advice relating to grant claims. No additional fees were incurred in respect of the acquisition of Circassia that have been capitalised and are not included above.

4.              CONTINUING OPERATIONS

The results shown in the consolidated profit and loss account for 2003 relate to continuing operations. This includes continuing operations (acquisitions) relating to Circassia Limited, a company that was acquired in the year (note 29). Results for Circassia since acquisition comprise turnover £nil, gross profit £nil, operating loss £0.1million and loss on ordinary activities before tax £0.1million.

5.              BCG RECALL

The Group voluntarily recalled its BCG (tuberculosis) vaccine in the UK as a precautionary measure following notification of a small number of batches not meeting their end of shelf life potency specification. The results relating to the BCG recall are included in the consolidated profit and loss account,  the details of which are shown separately below. These figures are management’s best estimates but are subject to final agreement.

Effect of BCG recall in 2003
£m
Turnover	(6.5)
Cost of sales	(4.1)

Gross profit (loss)	(10.6)
Selling and distribution expenditure	1.5

Total operating expenses	1.5

Operating profit (loss)	(9.1)

6.              NET INTEREST PAYABLE

2003
£m

Interest payable on convertible loan notes	(2.3)
Interest receivable	1.4

(0.9)

7.              EMPLOYEE INFORMATION

The Group had 1,076 employees at 31 March 2003 and an average for the year of 1,038. The average number of persons employed by the Group split by geographic region, including Executive Directors, was as follows:

2003
Number
UK	781
USA	92
Sweden	165

1,038

The average number of persons employed by the Group split by function, including Executive Directors, was as follows:

2003
Number
Manufacturing	691
Research and development	269
Sales, general and administration	78

1,038

Staff costs, including Executive Directors, were as follows:

2003
£m
Wages and salaries	34.4
Social security costs	3.7
Other pension costs (note 34)	1.6

39.7

8.              DIRECTORS’ EMOLUMENTS

2003
£000
Aggregate emoluments	2,482
Aggregate gains made on exercise of share options	444
Company contributions to money purchase pension schemes	59

2,985
Highest paid Director
Aggregate emoluments	639

639

The contributions paid in 2003 to the money purchase pension scheme relate to five UK Directors and one US director. Contributions in respect of US based Directors were paid into the 401K scheme.

9.              TAXATION

An analysis of the tax charge in the year is as follows:

2003
£m
Current tax:
UK corporation tax on profits for the year	3.0

Deferred tax:
Current year	(2.8)
Adjustments in respect of prior years	1.4

Total tax charge on profit on ordinary activities	1.6

Factors affecting the tax charge for the period

The tax assessed for the year is lower than the standard rate of corporation tax in the UK of 30%. The differences are explained below.

2003
£m
Profit on ordinary activities before tax	23.5

Tax on profits on ordinary activities at the standard rate of corporation tax 30%	7.0

Effects of:
Expenses not deductible for tax purposes	0.1
Amortisation of negative goodwill	(0.1)
Utilisation of tax losses	(1.5)
Research and development tax credit	(0.3)
Deductions for employee incentives	(2.2)

Current tax charge for the year	3.0

Factors that may affect future tax charges

The Group has significant tax losses which will be used to offset against future profits.  Over the next two to three years the effective rate of tax will steadily increase.

Deferred tax

The deferred tax credit for the period is £2.8 million. This is derived from the increase of the deferred tax asset recognised over the year to 31 March 2003.

Provision for deferred tax

	Deferred tax asset recognised	Deferred tax asset unrecognised
	2003	2003
	£m	£m
Accelerated capital allowances	1.8	0.6
Other timing differences	0.2	0.7
Tax losses	3.1	26.1

Deferred corporation tax asset	5.1	27.4

Asset at start of period	3.7
Deferred tax credit in profit and loss	1.4

Asset at end of period	5.1

A deferred tax asset of £5.1 million has been recognised in respect of accelerated capital allowances and losses.  Of this, £2.0 million is due within one year and £3.1 million is due after one year.

As required by FRS 19, the deferred tax asset is recognised to the extent that there is persuasive and reliable evidence that it can be realised.  Detailed operating plans are used for deferred tax asset recognition purposes.

10.       DIVIDENDS

The Directors propose a dividend of £0.03 per ordinary share amounting to a total dividend for the year of £2.7 million.

11.       EARNINGS PER SHARE

	2003

Basic earnings per share (pence)	24.14	p

The calculation of basic earnings per share is based on:

Profit on ordinary activities after tax (in £ million)	21.9

Weighted average number of shares (‘000)	90,758

Diluted earnings per share (pence)	23.84	p

The calculation of diluted earnings per share is based on:

Profit on ordinary activities after tax (in £ million)	21.9

Weighted average number of shares (‘000)	91,901

Reconciliation of shares	Number ‘000

Basic weighted average number of shares	90,758

Dilutive potential shares from share options	762

Dilutive potential shares from Restricted Share Scheme	381

Diluted weighted average number of shares	91,901

Profit on ordinary activities after tax is £21,910,720.

Potential ordinary shares relating to convertible loan notes have been excluded from the calculation of diluted earnings per share. Inclusion of these potential ordinary shares would require a writeback of interest charged in the year on the convertible loan notes which would result in a net increase in earnings per share for the year. Details of the convertible loan notes are given in note 21.

12.       INTANGIBLE FIXED ASSETS

	Negative goodwill	Goodwill	Product rights	Licences and other	Total
	£m	£m	£m	£m	£m

Cost
At 1 April 2002	(7.1)	31.4	0.5	2.4	27.2
Acquisitions (note 29)	—	1.6	0.1	—	1.7
Disposals	—	—	—	(0.8)	(0.8)
Exchange differences	—	(0.7)	—	0.1	(0.6)

At 31 March 2003	(7.1)	32.3	0.6	1.7	27.5

Amortisation
At 1 April 2002	(3.1)	1.4	0.5	0.3	(0.9)
Charge (credit) for the year	(0.4)	1.6	—	0.1	1.3

At 31 March 2003	(3.5)	3.0	0.5	0.4	0.4
Net book value
At 31 March 2003	(3.6)	29.3	0.1	1.3	27.1

At 31 March 2002	(4.0)	30.0	—	2.1	28.1

13.       TANGIBLE FIXED ASSETS

	Land and buildings	Leasehold improvements	Computer equipment	Plant, equipment and vehicles	Assets in the course of construction	Total
	£m	£m	£m	£m	£m	£m
Cost
At 1 April 2002	12.2	4.3	1.9	44.0	6.8	69.2
Additions	—	2.6	0.5	5.8	8.3	17.2
Disposals	—	—	(0.1)	(0.3)	—	(0.4)
Exchange differences	—	0.1	—	1.1	0.1	1.3
Transfers	0.1	—	0.5	6.0	(6.6)	—

At 31 March 2003	12.3	7.0	2.8	56.6	8.6	87.3

Depreciation
At 1 April 2002	0.7	1.1	1.2	8.7	—	11.7
Charge for the year	0.5	0.5	0.5	6.4	—	7.9
Disposals	—	—	(0.1)	(0.1)	—	(0.2)
Exchange differences	—	(0.1)	—	0.4	—	0.3

At 31 March 2003	1.2	1.5	1.6	15.4	—	19.7
Net book value
At 31 March 2003	11.1	5.5	1.2	41.2	8.6	67.6

At 31 March 2002	11.5	3.2	0.7	35.3	6.8	57.5

Assets held under a finance lease and capitalised are set out below. Net book value of capitalised finance lease assets includes £0.3 million of plant, equipment and vehicles and £0.1 million of computer equipment.

2003
£m
Cost	0.5
Cumulative depreciation	(0.1)

Net book value	0.4

Analysis of net book value of land and buildings:

2003
£m
Freehold	6.2
Leasehold: under 50 years unexpired	4.9

Net book value	11.1

14.       INVESTMENTS HELD AS FIXED ASSETS

	Group Own shares	Group Other investments	Group Total
	£m	£m	£m
Cost
At 1 April 2002	0.7	3.7	4.4
Additions	—	1.8	1.8

At 31 March 2003	0.7	5.5	6.2

Provisions for impairment
At 1 April 2002	—	0.2	0.2

At 31 March 2003	—	0.2	0.2
Net book value
At 31 March 2003	0.7	5.3	6.0

At 31 March 2002	0.7	3.5	4.2

Details of the Group’s subsidiary undertakings are set out below.  All holdings represent the Group’s share of the issued ordinary share capital of each company.

Subsidiary undertakings	Country of operation and incorporation	Percentage of nominal value of ordinary shares held

PowderJect Research Limited	England	100%
PowderJect Technologies BV	Netherlands	100%
PowderJect Technologies Limited	England	100%
PowderJect Vaccines Inc	USA	100%
PowderJect Pharmaceuticals Employees’ Share Scheme Trustees Limited	Jersey	100%
PowderJect Therapeutics Inc (formerly Psiox Inc)	USA	100%
PowderJect Diagnostics Inc	USA	100%
EPS Vaccines Limited (formerly Progenica Limited)	England	100%
Evans Vaccines Limited	England	100%
Circassia Limited	England	100%
SBL Vaccin AB	Sweden	100%
Vitec AB	Sweden	100%

(1) Voting rights equate to ownership

The principal operating companies of the Group are Evans Vaccines Limited, PowderJect Technologies Limited, PowderJect Research Limited, SBL Vaccin AB, PowderJect Vaccines Inc and Circassia Limited. The principal activities of these companies comprise research, development, manufacture and sale of pharmaceutical products. PowderJect Technologies BV is an intermediate holding company. The following companies are dormant: EPS Vaccines Limited, Vitec AB, PowderJect Therapeutics Inc and PowderJect Diagnostics Inc. All subsidiary companies are consolidated into the Group results.

Other investments

The Group owns an investment made up of shares in AlgoRx Pharmaceuticals Inc., (a private company incorporated in the USA). This interest represents 16.3% of the voting share capital of that company, carried at valuation of £3.5 million.

The Group owns an investment made up of shares in Bavarian Nordic AS, (a public listed company incorporated in Denmark). This interest represents 6% of the voting share capital of that company, carried at £1.8 million.

In both cases, the Group considers that it does not exert significant influence over the operating and financial policies of the investee company, and has treated each equity holding as an investment.

Employee Trust Company

PowderJect Pharmaceuticals Employees’ Share Scheme Trustees Limited (the “Trustee”) was established in Jersey, Channel Islands to act as Trustee of a discretionary trust (the ‘Trust’).

The purpose of the Trust is to acquire Ordinary Shares of PowderJect Pharmaceuticals plc for future acquisition by the Group’s employees under option schemes. The Trust has 380,905 shares and has waived its right to receive dividends.

The assets of the Trust have been consolidated in the group accounts at cost. Costs incurred by the Trustees are recognised in the consolidated profit and loss account.

Key features of the Trust include:

•                  The Trustee cannot hold more than 5% of the issued shares at any one time.

•                  In any period of 10 years commencing on Listing, not more than 10% of the ordinary share capital may, when aggregated with the number of shares which have been subscribed under any other employee share scheme operated by the Company, be subscribed for by the Trustee.

•                  Beneficiaries have no claim on any part of the Trust fund and no right to call for the accounts of the Trustee.

•                  Beneficiaries cannot compel the sale of any of the Trust’s investments or direct the manner in which the investments are made.

•                  Any benefit under the Trust does not form part of any contract of employment between a beneficiary and the Company or a relevant subsidiary undertaking and does not form part of any beneficiary’s remuneration.

•                  Arrangements for distribution are determined by the Remuneration Committee in accordance with their procedures.

15.       STOCK

Group 2003
£m

Raw materials and consumables	7.5
Work in progress	12.6
Finished goods	3.6

23.7

16.       DEBTORS

Group 2003
£m

Debtors: amounts due within one year
Trade debtors	7.5
Other debtors	4.1
Prepayments and accrued income	3.3

14.9
Debtors: amounts due after more than one year
Other debtors	3.1

Total debtors	18.0

Other debtors due after more than one year relates to a deferred tax asset of £3.1 million. Further details are given in note 9.

17.       INVESTMENTS HELD AS CURRENT ASSETS

The total of £40.3 million on short term deposits represents cash of £35.6 million placed on fixed term deposits, £1.9 million on non-interest bearing, instant liquidity unit trust investments, £2.8 million in a non-interest bearing escrow account and £nil on variable term deposits.

18.       CREDITORS:  AMOUNTS DUE WITHIN ONE YEAR

Group 2003
£m

Trade creditors	17.0
Other creditors	7.6
Corporation tax	2.2
Other taxation and social security	4.9
Accruals	9.6
Deferred income	0.8
Convertible loan notes	1.2
Obligations under finance leases	0.1
Proposed dividends	2.7

46.1

19.       CREDITORS:  AMOUNTS DUE AFTER MORE THAN ONE YEAR

Group 2003
£m

Obligations under finance leases	0.4
Other creditors	0.1
Accruals and deferred income	1.0
Convertible loan notes	32.8

34.3

20.       MATURITY PROFILE OF DEBT

An analysis of the maturity profile of the Group’s debt is as follows:

	Convertible loan notes 2003	Finance leases 2003	Total 2003
	£m	£m	£m

Liabilities due:
Within one year	1.2	0.1	1.3
Between 1 and 2 years	1.2	0.1	1.3
Between 2 and 5 years	31.6	0.3	31.9

	34.0	0.5	34.5

21.       CONVERTIBLE LOAN NOTES

The Company issued two convertible loan notes, one for £25.0 million on 2 October 2000 and the other for £6.0m on 30 March 2001. These were issued at par and bear interest payable half yearly in arrears. They have a yield to maturity of 7% and mature after 5 years.

The convertible loan notes may be redeemed early at the option of the holders of the convertible loan notes in certain circumstances, including a takeover or winding up of the Company.

The convertible loan notes are convertible into ordinary shares at a price of 719p per ordinary share (a total of 4.3m shares). The conversion rate is subject to adjustment as provided in the conditions of the convertible loan notes on various issues of new shares or securities and other changes to the share capital of the Company. The new ordinary shares to be issued on conversion of the convertible loan notes will rank pari passu with ordinary shares in issue at the time of conversion.

Transfer of the convertible loan notes is permitted one year following the issue of the convertible loan notes and thereafter may be transferred with the Company’s consent.

The convertible loan notes constitute direct, unsecured and unconditional obligations of the Company and rank pari passu with all other outstanding unsecured and unsubordinated obligations of the Company.

22.       PROVISIONS FOR LIABILITIES AND CHARGES

	Obligations due under licence and royalty agreements	Defined benefit pension schemes	Contingent consideration	Total
	£m	£m	£m	£m

At 1 April 2002	1.0	2.9	7.0	10.9
Exchange adjustments	—	—	(0.7)	(0.7)
Acquisition of Circassia	—	—	0.1	0.1
Charged (utilised) in the year	(0.1)	(0.3)	—	(0.4)

At 31 March 2003	0.9	2.6	6.4	9.9

Provisions brought forward at 1 April 2002 include £1.0 million relating to obligations due under licence and royalty agreements. Amounts payable under these agreements, if any, are not expected to fall due in less than one year.

The defined benefit pension provision relates to full provision for the SBL Vaccin book reserve defined benefit pension schemes. Details of the related pension schemes are given in note 34.

Contingent consideration brought forward at 1 April 2002 relates to the acquisition of SBL Vaccin and to a potential contingent payment of USD $10.0 million relating to regulatory approval of Dukoral, SBL Vaccin’s primary product. Exchange movements in the year gave rise to a net decrease in the amount potentially payable at 31 March 2003. New contingent consideration of £0.1 million arose in the year on the acquisition of Circassia Limited (see note 29).

23.       SHARE CAPITAL AND SHARE PREMIUM

	Number	2003
		£m

Authorised
Ordinary shares of 10p each	144,000,000	14.4

Allotted, called up and fully paid
Ordinary shares of 10p each	91,507,045	9.1

Description	Number of shares	Share capital	Share premium	Total
		£’000	£’000	£’000

At 1 April 2002	90,612,702	9,061	170,859	179,920
Share capital issued under share option schemes	555,600	55	389	444
Share capital issued under open offer	338,743	34	1,609	1,643

At 31 March 2003	91,507,045	9,150	172,857	182,007

24.       RESERVES

	Other reserves	Profit and loss account
	£m	£m

At 1 April 2002	1.1	(62.1)
Retained profit for the year	—	19.2
Share scheme adjustments (note 25)	0.3	—
Exchange movements	—	0.9

At 31 March 2003	1.4	(42.0)

As at 31 March 2003, the cumulative amount of goodwill eliminated against reserves was £8.6 million.

25.       RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS’ FUNDS

2003
£m

Opening shareholders’ funds	119.0
Retained profit for the year	19.2
Net proceeds of shares issued under share option schemes	0.4
Net proceeds of shares issued as acquisition consideration	1.6
Share scheme adjustment (1)	0.3
Exchange movement	0.9

Net additions to shareholders’ funds	22.4

Closing shareholders’ funds	141.4

(1) Share Scheme Adjustment: This represents the net movement in charges relating to share issue costs in the Restricted Share Scheme in accordance with UITF 17. New share allocations were made in the year and a charge was made in accordance with UITF 17.

26.       RECONCILIATION OF OPERATING PROFIT TO NET CASH INFLOW FROM OPERATING ACTIVITIES

2003
£m

Operating profit	24.4
Depreciation	7.9
Amortisation of negative goodwill and intangible fixed assets (net)	1.3
Loss on disposal of fixed assets	0.1
Release of government grant	(0.1)
Share scheme adjustment (note 25)	0.3
Decrease in debtors	0.1
Increase in creditors	4.3
Foreign exchange loss	0.4

Net cash inflow from operating activities	38.7

27.       RECONCILIATION OF MOVEMENT IN CASH TO MOVEMENT IN NET FUNDS

	Note	2003
		£m

Increase in cash in the year		41.8
Cash withdrawn from fixed term deposit		(19.7)
Finance lease payments		0.1
Interest paid on convertible loan notes		1.2

Change in net funds resulting from cash flows		23.4
Interest accrued on convertible loan notes		(2.3)
Net movement from changes in lease financing		(0.2)

Movements in net funds in the year		20.9
Net funds at the beginning of the year		33.9

Net funds at the end of the year	28	54.8

28.       ANALYSIS OF CHANGES IN NET FUNDS

	At 1 April 2002	Cash flow	Acquisition (ex cash and overdraft)	Other non-cash changes	Exchange	At 31 March 2003
	£m	£m	£m	£m	£m	£m
Cash at bank and in hand	7.2	41.5	0.1	—	0.2	49.0
Current asset investments	60.0	(19.7)	—	—	—	40.3
Convertible loan notes	(32.9)	1.2	—	(2.3)	—	(34.0)
Finance leases due within one year	(0.2)	0.1	—	—	—	(0.1)
Finance leases due after more than one year	(0.2)	—	—	(0.2)	—	(0.4)

Total	33.9	23.1	0.1	(2.5)	0.2	54.8

29.       ACQUISITION OF SUBSIDIARY UNDERTAKING

On 13 May 2002, the Group acquired 100% of the share capital of Circassia Limited (“Circassia”), a company incorporated and based in England.

The total cost of the acquisition was £1.8 million, of which £0.1 million was acquisition costs paid in cash. Under the terms of the purchase agreement, purchase consideration of £1.6 million was satisfied by issuing 320,470 new 10p ordinary shares at £4.8145 per share and cash of approximately £0.1 million.

The agreement also provides for potential contingent payments on achievement of certain milestones totalling £2.6 million, as follows:

•                  £0.1 million payable on production of final Phase III trial report;

•                  £1.0 million payable on NDA filing in the USA;

•                  £1.5 million payable on first product approval in the USA.

The potential payment of £0.1 million relating to the production of a final phase III trial report has been provided as contingent consideration. However, since the approval process is currently at an early stage, the potential payments of £2.5 million relating to NDA filing and product approval in the USA have not been provided as contingent consideration.

Cash of £0.2 million was acquired with the business. This makes the net purchase consideration £1.6 million excluding cash. The Annual Report 31 March 2002 stated the original estimate of net purchase consideration was £1.5 million. This did not include provision for contingent consideration of £0.1 million as detailed above.

Fair values

Fair valuation of the acquired assets and liabilities has been completed. There were no fair value adjustments. The table below sets out the fair values of the identifiable assets and liabilities acquired with Circassia.

Fair value
£m

Intangible fixed assets	0.1
Cash	0.2
Creditors: amounts due within one year	(0.1)

Net assets acquired	0.2
Goodwill	1.6
Consideration	1.8

Consideration satisfied by:

Shares	1.6
Contingent consideration	0.1
Cash	0.1

Total consideration	1.8

Results before and after acquisition

From 13 May 2002 to 31 March 2003, Circassia contributed turnover £nil, loss before tax £46,000 and net cash outflow £20,000. In the year ended 31 December 2001, Circassia’s turnover was £nil and loss before and after tax was £0.3 million.

PRIOR YEAR ACQUISITION OF SUBSIDIARY UNDERTAKING

On 2 July 2001, the Group acquired 100% of the share capital of SBL Vaccin AB (“SBL Vaccin”).

The fair value of consideration and goodwill is provisional since potential payments for Dukoral and ETEC are contingent on regulatory approval. Other than the exchange movement in the year of £0.7 million relating to contingent consideration USD $10 million, which has reduced goodwill on acquisition and consideration by £0.7 million, there is no material adjustment to the amounts previously disclosed for the fair values of net assets acquired, consideration and goodwill on acquisition. Details are summarised below.

Acquisition of SBL Vaccin	£m

Fair value of net assets acquired	11.4
Goodwill	30.5

Consideration	41.9

30.       FINANCIAL INSTRUMENTS

Set out below are the narrative disclosures relating to financial instruments. The numerical disclosures are set out under the headings “Foreign currency risk”, “Interest rate risk”, “Liquidity risk” and “Fair values”. The Group has taken advantage of the exemption available under FRS 13 “Derivatives and other financial instruments” not to provide numerical disclosures in respect of short term debtors and creditors, other than currency risk disclosures.

Narrative disclosures

Financial instruments

The Group’s financial instruments comprise the convertible loan notes, cash, finance leases and other items such as trade creditors and trade debtors that arise directly from operations. The main purpose of these financial instruments is financing of the Group’s operations. The Group uses forward contract hedges to mitigate foreign currency risk arising from operations.

The Group does not trade in financial instruments.

The main risks arising from the Group’s financial instruments are foreign currency risk and interest rate risk. The Board reviews and agrees policies for managing each of these risks and they are summarised below. These policies have remained unchanged throughout the year.

Foreign currency risk

The Group’s principal currency exposures are the US dollar / £ Sterling translation exposure and Swedish Kroner (“SEK”) / £ Sterling translation exposure. These exposures arise from the Group’s operations at its US subsidiary (PowderJect Vaccines Inc), operations at its Swedish subsidiary (SBL Vaccin) and payments received from customers in respect of vaccine sales.

The Group seeks to minimise its exposure to foreign currency exchange rate movements by matching foreign currency expenses with revenues received in similar currency.  Where foreign currency expenses exceed similar foreign currency revenues, the Group’s strategy is to convert Sterling to foreign currency at the time that the expense is incurred in order to minimise the exchange risk. Where foreign currency revenues exceed similar foreign currency expenses, the Group’s strategy is to convert foreign currency to Sterling at the time that the revenue is received.

The Group also uses forward contract hedges to mitigate the foreign currency risk arising from operations. The Group does not recognise gains or losses in forward contracts relating to foreign exchange movements prior to maturation. As at 31 March 2003, the Group has forward contracts outstanding to sell a total of USD $120.0 million (£75.1 million) over the 12 months to 31 March 2004.

Interest rate risk

The Group finances its operations through a mixture of cash raised through the issue of ordinary share capital on the London Stock Exchange, revenue from customers and collaborators and the issue of convertible loan notes. The Group has significant cash balances which are susceptible to interest rate risk. The Group seeks to minimise this risk by placing surplus funds on short term deposit at fixed rates of interest. The Group’s objective is to minimise the Group’s credit exposure and the risk of loss to the Group by only investing with institutions with a high quality AA credit rating and short term F1 rating as defined by IBCA. The Group treasury policies are set out below.

Liquidity risk

The operations of Evans Vaccines are cyclical in nature with significant drawings on working capital between April and November with the manufacture of flu vaccine. Cash receipts from sales of this product occur mainly between December and March. The increase in the liquidity risk faced by the Group due to this cycle has been addressed by close monitoring of the working capital requirements of operations and ensuring that the maturity profile of the cash placed on fixed term deposit matches these requirements.

Treasury policies

Treasury policies and significant treasury transactions are reviewed and approved by the Board. The Group’s aim is to secure returns in line with prevailing market rates while minimising the risk of capital loss. Credit risk is controlled by limiting the Group’s credit exposures to institutions maintaining a very high credit quality AA rating and short term F1 rating as defined by IBCA. In addition, specific credit limits are applied to individual institutions.

The Group also uses forward contract hedges to buy or sell currency. The Group does not recognise gains or losses in forward contracts relating to foreign exchange movements prior to maturation.

The Group does not hold or issue derivative financial instruments for trading purposes.

Numerical disclosures

Foreign currency risk: monetary items in foreign currency

The following table shows the extent to which Group companies hold monetary assets and liabilities in currencies other than their local currency. Foreign exchange differences on retranslation of these assets and liabilities are taken to the profit and loss account. Group policy is to recognise all foreign exchange gains and losses in the period in which they are incurred.

Net foreign currency monetary assets (liabilities)

Functional currency	Sterling	US Dollars	Swedish Kroner	Euros	Danish Kroner	Norwegian Kroner	Total 2003
	£m	£m	£m	£m	£m	£m	£m

Sterling	—	8.6	(1.2)	0.3	6.6	—	14.3
US Dollars	(8.7)	—	—	—	—	—	(8.7)
Swedish Kroner	17.2	0.3	—	—	—	0.6	18.1

At 31 March 2003	8.5	8.9	(1.2)	0.3	6.6	0.6	23.7

Foreign currency risk: forward contracts

Unrecognised losses in forward contracts at 31 March 2003 relate entirely to forward contracts purchased in 2003, as follows:

Total
£m

Unrecognised losses on forward contract hedges brought forward at 1 April 2002	0.1
Unrecognised losses brought forward and recognised in the year	(0.1)

Unrecognised losses brought forward and not recognised in the year	—
Losses arising in the year that were not recognised in the year	0.8

Unrecognised losses on forward contract hedges carried forward at 31 March 2003	0.8

Losses carried forward at 31 March 2003 that are expected to be recognised before 31 March 2004	0.8

Interest rate risk: financial assets

	Cash at bank and in hand	Short term deposits	Total 2003
	£m	£m	£m
Sterling	46.1	27.7	73.8
US Dollars	1.7	6.0	7.7
Swedish Kroner	0.7	—	0.7
Danish Kroner	—	6.6	6.6
Norwegian Kroner	0.3	—	0.3
Euros	0.2	—	0.2

At 31 March 2003	49.0	40.3	89.3

Floating rate	49.0	—	49.0
Fixed rate	—	35.6	35.6
Non-interest bearing	—	4.7	4.7

At 31 March 2003	49.0	40.3	89.3

Non-interest bearing short term deposits of £4.7 million includes £1.9m relating to an instant liquidity unit trust investment. The value of this investment is based on the underlying value of a portfolio of high quality shares. It also includes £2.8 million held in an escrow account to cover the potential furture purchase of certain fixed assets an option held by a third party to sell certain fixed asset plant and machinery to the Group.

The fixed rate short term deposits (note 17) are placed with banks on a rolling basis.  Contracts in place at 31 March 2003 had a weighted average annualised rate of interest of 3.1%.  At 31 March 2003, 93% of the short-term deposits held were for periods of one month or less with the remainder for periods up to 6 months. Floating rate cash earns interest based on prevailing market rates. The benchmark rate for floating rate cash is LIBOR.

Interest rate risk: financial liabilities

The Group’s financial liabilities, other than short-term trade creditors and accruals, include the convertible loan notes, certain provisions and finance leases.  An analysis of the maturity profile of the financial liabilities is set out below.  Details of the convertible loan note are set out in note 21.

	Financial liabilities (fixed rate)	Financial liabilities (non- interest bearing)	Total
	2003	2003	2003
	£m	£m	£m
At 31 March Sterling	34.5	10.0	44.5

	Financial liabilities (fixed rate)		Financial liabilities (non- interest bearing)
	Weighted average interest rate	Weighted average period for which rate is fixed	Weighted average period until maturity
	2003%	2003 Years	2003 Years
At 31 March Sterling	6.9	2.6	1.2

Non-interest bearing financial liabilities include provisions (see note 22).

Liquidity risk: Maturity of financial liabilities

	Convertible loan notes	Finance leases	Provisions	Other creditors due after more than one year	Total
Group	2003	2003	2003	2003	2003
	£m	£m	£m	£m	£m
Liabilities due:
Within one year	1.2	0.1	0.9	—	2.2
Between 1 and 2 years	1.2	0.1	6.4	1.1	8.8
Between 2 and 5 years	31.6	0.3	—	—	31.9
After 5 years	—	—	2.6	—	2.6
	34.0	0.5	9.9	1.1	45.5

Fair values

The fair values of financial instruments are compared to net book values as follows:

	Book value	Fair value
	2003	2003
	£m	£m
Cash	49.0	49.0
Investments held as current assets	40.3	40.3
Convertible loan notes	34.0	34.4
Finance leases	0.5	0.5
Other creditors due after more than one year	1.1	1.1
Contingent consideration	6.4	5.9
Provision for liabilities and charges	3.6	3.6
Forward contracts	—	(0.8)

Fair values are the amounts at which financial instruments could be exchanged in an arms length transaction between informed and willing parties, other than by a forced sale or liquidation sale, and excludes accrued interest. The fair value of forward contracts is equal to the unrecognised loss on forward contract hedges carried forward at the year end. The fair value of the long term debtor equates to the book value. For all other financial instruments, as market values are not available, the fair values have been calculated by discounting expected future cash flows at prevailing interest and exchange rates.

31.       OPERATING LEASE COMMITMENTS

The Group had annual commitments under non-cancellable operating leases as set out below:

	Land and buildings	Plant, machinery and equipment	Other	Total
	2003	2003	2003	2003
	£m	£m	£m	£m
Leases expiring:
Within one year	0.4	—	—	0.4
Between one and 5 years	0.6	0.1	0.1	0.8
After five years	1.7	—	—	1.7
	2.7	0.1	0.1	2.9

32.       CAPITAL COMMITMENTS

Capital commitments under finance leases and operating leases are disclosed in notes 20 and 32 respectively.

During the year, the Group entered into an agreement in which an option is held by a third party to sell certain fixed asset plant and machinery to the Group. Cash totalling £2.8 million is held in an escrow account to cover the amount potentially payable under this agreement.

Other unprovided capital commitments for the Group at 31 March 2003 were £0.7 million relating to assets in the course of construction. Other capital commitments for the Company at 31 March 2003 were £nil. These were contracted for but not provided for by the Group.

33.       PENSION COMMITMENTS

Accounting policies adopted for pension schemes

The Group continues to account for pension schemes in accordance with SSAP 24 “Accounting for Pension Costs”. Under the transitional provisions of FRS 17 “Retirement Benefits”, the Group has also made certain disclosures in relation to defined benefit schemes.

Disclosures under SSAP 24

Details of the pension charge for the year are as follows:

	2003 Defined contribution schemes	2003 Defined benefit schemes	2003 Total
	£m	£m	£m
Group pension costs	0.5	1.1	1.6
Company pension costs	0.1	—	0.1

Group defined contribution scheme

The Group operates a defined contribution or money purchase scheme which all UK based employees of the Group, including Executive Directors, are entitled to join. The benefits are determined directly by the value of contributions paid in respect of each member and the investment performance achieved on those contributions. The assets of the scheme are held separately from those of the Group in an independently administered fund.

The regular cost represents contributions payable to the schemes by the Group.  Contributions are charged to the profit and loss account as they are incurred. The Group defined contribution pension charge for the year, including amounts payable under the PowderJect Pension defined contribution scheme, was £0.5 million.

PowderJect Pension Scheme

The PowderJect Pension Scheme (“PPS”) was established with effect from 1 April 2001 for employees who transferred with the acquisition of Evans Vaccines. The PPS is divided into two sections. The first is a defined contribution or money purchase scheme with terms described below. The assets of the scheme are held separately from those of the Company in an independently administered fund. The second is a defined benefit or final salary scheme for those employees who were formerly members of the Medeva UK Pension Plan

Under the defined contribution section, the Company will match any contributions that the employees make up to 5% of their basic salary. The scheme benefits are determined directly by the value of contributions paid in respect of each member and the investment performance achieved on those contributions. The assets of the Scheme are held separately from those of the Company. The Scheme is open to all employees after three months of service.

Under the defined benefit section, contributions are charged to the profit and loss account so as to spread the cost of pensions over employees’ working lives with the Company. Contributions for the defined benefit section are determined by a qualified independent actuary on the basis of a triennial valuation. The disclosures given below for 2003 are based on a full actuarial valuation completed as at 31 March 2002, updated with an actuarial review as at 31 March 2003.

2003
£m
Main assumptions: Rate of increase in salaries	4.50%
Rate of increase of pensions in payment	3.00%
Inflation rate	3.00%
Valuation interest rate pre-retirement (discount rate)	7.00%
Valuation interest rate post-retirement (discount rate)	6.00%
Results:
Deficit (£ million)	1.6

The deficit on the PPS should be eliminated by 2019 at the current employer’s contribution rate of 11.0% of pensionable earnings (revised in the year from 9.3%). The pension cost charge for the year for the PPS defined benefit scheme was £0.7 million.

Pension schemes available to employees of SBL Vaccin

There are 2 defined benefit schemes available to the employees of SBL Vaccin; the PA-91 Plan and the ITP-S Plan. The PA-91 Plan is a closed defined benefit scheme. Obligations under this scheme consist only of vested pension rights. The ITP-S Plan is an active defined benefit pension scheme.

Up until 31 December 2001, both schemes were operated as fully provided but unfunded “Book Reserve” schemes. The Company paid into an insurance policy to cover the full pension liability in the event of insolvency. From 1 January 2002, SBL Vaccin began paying into another policy to cover liabilities accruing under the ITP-S Plan from that date. The Group has made full provision for the SBL Vaccin defined benefit liability accrued to 31 March 2003.

The gross liability of the SBL Vaccin defined benefit schemes is determined by a qualified independent actuary on the basis of a triennial valuation. The most recent valuation was as at 31 March 2002 using the projected credit unit method, and the most recent actuarial review was as at 31 March 2003. Details of the valuation and review are as follows.

2003
£m
Main assumptions:
Rate of increase of pensions in payment	2.00%
Discount rate	5.75%
Inflation	2.00%
Return on scheme investments	— (1)
Results:
Deficit (£ million)	2.5
Level of funding (%)	— (1)

(1)          Rate of return on scheme investments is nil since there is no pension investment.

The Group has no exposure to any other post-retirement benefit obligations.

FRS 17 disclosures: all Group defined benefit schemes

Under FRS 17, for defined benefit schemes, the fair value of pension scheme assets at 31 March 2003 are compared with the future pension liabilities calculated under the projected unit method.

Relevant assumptions used for the FRS 17 calculations are as follows:

	UK	Sweden
Main assumptions:	2003	2003
	%	%
Rate of increase in salaries	4.00	3.00
Expected pension increases	2.50	2.00
Discount rate	5.50	5.75
Inflation rate	2.50	2.00

The fair value of the assets in the scheme, the present value of the liabilities in the scheme and the expected rate of return at 31 March 2003 were as follows:

At 31 March 2003	UK		Sweden			Total 2003
	%	£m	%		£m	£m

Equities	8.00	5.1	—	(1)	—	5.1

Cash	5.00	0.1	—	(1)	0.3 (1)	0.4
Total fair value of assets		5.2			0.3	5.5
Present value of scheme liabilities		(9.9)			(2.9)	(12.8)
Deficit in the scheme		(4.7)			(2.6)	(7.3)
Related deferred tax asset		1.4			—	1.4
Net pension liability		(3.3)			(2.6)	(5.9)

(1)          For the SBL Vaccin scheme, the pension asset comprises the insurance cover taken out from 1 January 2002. At 31 March 2002, the insurance provider was unable to provide a valuation of the cover provided by the scheme, and therefore an approximation to the asset value was calculated as the cumulative value of insurance premiums paid into the scheme at the year end. The rate of return was estimated as nil.

For the PPS, the company contribution rate in the year was 11.0% of pensionable earnings (revised in the year from 9.3%) and the agreed contribution rates for the next financial year is 11.0% of pensionable earnings. (For the ITP-S and PA-91 schemes, contributions are equal to the insurance premiums charged by the insurance provider).

If the financial statements had been accounted for under FRS 17 instead of SSAP 24, the following amounts would have been recorded in the profit and loss account and statement of total recognised gains and losses for the year ended 31 March 2003.

	UK 2003	Sweden 2003	Total 2003
	£m	£m	£m
Amounts charged to operating profit
Current service cost	0.7	0.2	0.9
Expenses and life assurance premiums	0.1	—	0.1

	0.8	0.2	1.0
Amounts credited (charged) to other income
Expected return on pension scheme assets	0.5	—	0.5
Interest on scheme liabilities	(0.5)	(0.2)	(0.7)

	—	(0.2)	(0.2)
Amounts recorded in statement of total recognised gains and losses
Actual return less expected return on pension scheme assets	(2.1)	—	(2.1)
Experience losses arising on scheme liabilities	(0.1)	(0.3)	(0.4)
Changes in assumptions relating to present value of scheme liabilities	(0.9)	0.9	—

	(3.1)	0.6	(2.5)
History of experience gains and losses

Difference between the expected and actual return on scheme assets:
As £ million	(2.1)	—	(2.1)
As percentage of scheme assets at 31 March 2003	39.4%	—	39.4%

Experience losses of scheme liabilities:
As £ million	(0.1)	(0.3)	(0.4)
As percentage of present value of scheme liabilities at 31 March 2003	—	10.5%	3.8%

Total amount recognised in statement of total recognised gains and losses:
As £ million	(3.1)	0.6	(2.5)
As percentage of present value of scheme liabilities at 31 March 2003	31.2%	21.4%	23.8%

The movement in the deficit in the year was as follows:

£m

Deficit at beginning of the year	4.4
Current service cost	0.9
Expenses and life assurance premiums	0.1
Amounts charged to other income	0.2
Actuarial loss	2.5
Contributions	(0.8)

Deficit at the end of the year	7.3

If the financial statements had been accounted for under FRS 17 instead of SSAP 24, the effect on the profit and loss account at 31 March 2003 would have been as follows:

2003
£m
Profit and loss reserve	(42.0)
Pension liability under FRS 17	(5.9)
Less existing pension liability under SSAP 24	2.6

Profit and loss reserve under FRS 17 accounting basis	(45.3)

34.       RELATED PARTY TRANSACTIONS

There were no related party transactions in the year ended 31 March 2003.

35.       CONTINGENT LIABILITIES

The Group was notified in the previous year of the possibility of a claim in connection with one of its contract manufacturing agreements. Investigations have been carried out both internally and by independent regulators and advice has been obtained from independent experts and external legal counsel. This supports the opinion of the Directors that there is no evidence that the Group is at fault. The Directors believe that the present likelihood of any such claim is remote.

Contingent consideration of £6.3 million relating to the acquisition of SBL Vaccin is detailed in note 22. Contingent consideration of £0.1 million relating to the acquisition of Circassia Limited is detailed in notes 22 and 29.

36.       POST BALANCE SHEET EVENT

The Boards of PowderJect and Chiron have announced that agreement has been reached on the terms of a recommended cash offer to acquire the entire issued and to be issued share capital of PowderJect.

The offer price is 550p in cash for each PowderJect share valuing the entire issued and to be issued share capital at approximately £542 million. This represents a premium of 31% to the average closing price of 421p per share for the three months ending 25 April 2003, being the last business day prior to the announcement by PowderJect that an approach had been received which may or may not lead to a formal offer for PowderJect. The offer price represents a premium of 14% to the closing price of 482.5p for each PowderJect share on 25 April 2003.

37.       RECONCILIATION TO US ACCOUNTING PRINCIPLES

Reconciliation of consolidated profit and loss account

2003
£m

Profit on ordinary activities after taxation for the year as reported under UK GAAP	21.9

US GAAP adjustments:
Business combination accounting and goodwill
Amortisation of goodwill	1.6
Amortisation of intangible fixed assets	(4.4)
Depreciation of tangible fixed assets	1.7
Deferred taxes	(0.2)
Revenue recognition	(1.6)
Employee share compensation	(2.9)
Capitalised interest costs	0.7
Forward contracts	(0.7)
Pension costs	(0.4)

Net income for the year as reported under US GAAP	15.7

Reconciliation of earnings per share

	Basic earnings per share 2003 Pence	Diluted earnings per share 2003 Pence

Earnings per share as reported under UK GAAP	24.14	23.84

Net US GAAP adjustments	(6.81)	(6.72)

Earnings per share as reported under US GAAP	17.33	17.12

Reconciliation of consolidated shareholders’ funds

2003
£m
Shareholders’ funds – equity interests as reported under UK GAAP	141.4

US GAAP adjustments:
Purchase accounting and goodwill
Goodwill	(21.6)
Intangible fixed assets	22.5
Tangible fixed assets	(13.6)
Accrued contingent consideration	6.4
Deferred tax	(2.5)
Revenue recognition	(6.0)
Derivatives	(0.8)
Employee share compensation	—
Own shares	(0.7)
Investments	1.4
Capitalised interest costs	0.9
Disposal of PowderJect Technologies Inc.	(0.8)
Dividend	2.7
Holiday pay accrual	(0.2)

Shareholders’ funds - equity interests as reported under US GAAP	129.1

The principal differences between UK and US accounting policies applicable to the consolidated financial statements are summarised below:

Business combinations

Both UK GAAP and US GAAP require purchase consideration in respect of acquired subsidiaries to be allocated on the basis of fair values to the various net assets of the acquired entity as at the date of acquisition. The excess of purchase consideration over the fair value assigned to net assets acquired is treated as goodwill. However, US GAAP also requires value to be assigned to any separately identifiable intangible assets, generally on the basis of discounted cash flows, which are then amortised over their estimated useful lives. Under US GAAP, acquired in-progress research and development is written off to the profit and loss account in the period of the acquisition. Acquired in-progress research and development written off represents technology for which, as at the acquisition date, technological feasibility had not yet been established and for which there is no alternative future use.

Under UK GAAP purchase consideration contingent on a future event is estimated and included as part of the purchase cost at the date of acquisition. This estimate is revised each year until the eventual outcome is certain. Under US GAAP, contingent consideration is not recognised until the contingency is resolved or the amount is determinable. Upon the resolution of the contingency, the purchase price may be adjusted, resulting in an adjustment to goodwill, and where applicable contingent consideration that in substance represents compensation for post combination services rather than additional purchase price is expensed over the period of service.  The provisions recorded for contingent consideration as well as the purchase consideration related to the SBL and Circassia aquisitions have been adjusted by £6.3m and £0.1m, respectively.

Under UK GAAP, the date of acquisition is the date on which control passes.  Shares issued as consideration are measured at their fair value at the date of acquisition.  Any contingent consideration is estimated at acquisition and then subsequently corrected against goodwill.  Under US GAAP, the date of acquisition is the date on which assets are received or securities are issued.  Shares issued as consideration are measured at their market price over a reasonable period of time (typically a few days) before and after the parties reach an agreement on the purchase price and the proposed transaction is announced.

Under UK GAAP, prior to 31 March 1998, goodwill arising on acquisitions was written off directly against reserves. From 1 April 1998, goodwill and any separately unidentifiable intangible assets acquired are recognised and amortised over their estimated useful lives.  Under US GAAP, prior to 30 June 2001, goodwill and identified intangible assets are required to be recognised and amortised over their estimated useful lives.

After 30 June 2001, goodwill and indefinite lived intangible assets acquired are immediately subject to the non-amortisation provisions of FAS 142 and goodwill and indefinite lived intangible assets acquired prior to 30 June 2001 are no longer amortised after 1 January 2002.

Under UK GAAP, negative goodwill is recognised on the balance sheet and is amortised over the life of the assets to which it relates. The balance, if any, is recognised in the income statement over the period likely to benefit. Under US GAAP, negative goodwill must be allocated on a pro-rata basis to all assets other than current assets, financial assets (other than equity method investments); assets to be sold, prepaid pension assets and deferred taxes.

Revenue

Under UK GAAP the Company generally applies principles consistent with US Staff Accounting Bulletin 101.  Revenue from product sales is recognised in the profit and loss account when goods or services are supplied to external customers against orders received.  Revenue from collaborative research agreements and from manufacturing agreements arranged under licence is spread on a contract by contract basis generally based upon the cost of the efforts incurred to date as a proportion of the total expected research and cost under the agreement, but limited to the non-refundable revenue amounts received or which have become due and payable.

Under US GAAP, more prescriptive criteria are applied in certain circumstances to assess whether the culmination of the earnings process has been completed and whether the Group has continuing obligations throughout the contract term.  As a result, under US GAAP non-refundable up-front payments related to certain manufacturing contracts have been deferred over the development period of the contract term on certain agreements.

Employee share compensation

Under UK GAAP, except for options issued under Inland Revenue approved employee Save-As-You-Earn and similar oversees schemes, compensation cost is the difference between the market value of the shares at the date of grant of the conditional award less contribution that the employee is required to make.  Such cost is recognised over the vesting period.

Under US GAAP, the Company applies Accounting Principles Board Opinion 25 (“APB 25”) and related interpretations, as permitted by SFAS 123 “Accounting for Stock Based Compensation”.  Accordingly, compensation expense has been recognised as of the measurement date for performance based compensation plans, including Save-As-You-Earn plans, where share options were exercised prior to lapsing and for share options outstanding where it is probable that the performance criteria will be met.

No compensation expense has been recognised for those plans that are considered fixed option plans under APB 25 and where the share options granted have an exercise price equal to the market value of the underlying shares at the date of grant.  Generally, share options under these plans are granted with an exercise price equal to the market value.

Additionally, under UK GAAP, national insurance expense is recorded on all options outstanding over the period in which the benefit vests. The related provision is adjusted for changes in the fair values of the company shares and the estimated probability of their exercise with changes recorded in the profit and loss accounts currently.  Under US GAAP, national insurance expense is recorded only for the actual expense arising in the period options are exercised.

Investments

Under UK GAAP, short term deposits in non-interest bearing, instant liquidity unit trust investments, and non-interest bearing escrow accounts are considered cash.  Under US GAAP these investments are not included in the Company’s cash balance and are considered trading securities and restricted cash, respectively.

Under UK GAAP, listed investments in Bavarian Nordic AS are carried at the lower of cost and net realisable value.  Under US GAAP, these investments are classified as available for sale and are carried at fair value; changes in fair value of listed investments are recorded in Other Comprehensive Income until the investments are sold at which time the related gains or losses are recognised in the profit and loss account.

Own shares

Under UK GAAP, shares in the Company held by PowderJect Pharmaceuticals Employees’ Share Scheme Trustees Limited are included in fixed assets as an investment in own shares. Under US GAAP, shares in the Company held by PowderJect Pharmaceuticals Employees’ Share Scheme Trustees Limited are recorded at cost and shown as a reduction in shareholders’ equity.

Disposal of PowderJect Technologies Inc.

In March 2002 the Company sold its 100% interest in PowderJect Technologies Inc. in exchange for a 19.9% equity interest of the acquiring company, AlgoRx Pharmaceuticals Inc., a private company with no readily determinable trading market value.

Under UK GAAP an unrealised gain of £0.8m resulting from the non-monitory exchange has been recorded in the statement of total recognised gains and losses as an unrecognised gain with assets increased accordingly.  Under US GAAP, accounting for a non-monetary transaction should be based on the fair values of the assets received or, if not readily determinable, the value of the assets relinquished.  An adjustment to reduce the book value of the assets received and reverse the unrecognised gain has been included in the reconciliation.

Deferred tax

Under UK GAAP, deferred tax is recognised in respect of all timing differences that have originated but have not reversed at the balance sheet date, except for those timing differences that are permanent and certain other specific cases set out in UK Financial Reporting Standard 19. Under US GAAP, deferred tax is accounted for on all temporary differences and a valuation adjustment is provided on a full liability basis in respect of deferred tax assets where it is more likely than not that some portion will not be realised.  Deferred tax is calculated on all US GAAP adjustments to income, and the US GAAP balance sheet adjustment reflects the gross recognition of deferred tax assets and liabilities.

Forward contracts

The Company holds forward contract hedges to reduce exposure to foreign exchange risk. Under UK GAAP, gains and losses arising on these contracts are deferred and recognised in the profit and loss account only when the hedged transaction has itself been reflected in the Company’s financial statements.  Under US GAAP, all derivatives are carried on the balance sheet at fair value and changes in fair value are recognised in the profit and loss account each period.  Recognition in the profit and loss account may be deferred if certain qualifications for hedge accounting are met, however the Company does not designate any of its derivative instruments as qualifying hedge instruments.

Dividends

Under UK GAAP, a provision is made for proposed dividends in the year to which the dividends relate on the basis of a recommendation by the Board of Directors to the shareholders. Under US GAAP, dividends are recorded as a reduction in retained earnings only when they have been formally approved.

Capitalised interest costs

Under UK GAAP, the Company can choose whether or not to capitalise finance costs (including interest costs) that are directly attributable to the construction of tangible fixed assets. The Company has adopted a policy not to capitalise relevant finance costs.  Under US GAAP, interest cost is considered part of the historical cost of acquiring certain assets and is capitalised during the period of time necessary to bring it to the condition and location of its intended use.

Pensions

As a result of acquisitions in 2000 and 2001, the Company participates in two defined benefit pension plans which in principle cover certain employees of its UK operations as well as certain employees in foreign subsidiaries.  Under UK GAAP (SSAP 24) pension plan assets, obligations and annual expense are based on triennial actuarial valuations.  Plan assets are valued either at the market-related value or at the discounted present value of expected future income.  Liabilities are assessed using the expected rate of return on actual plan assets.

Under US GAAP, plan assets are valued by reference to market-related value at the date of the financial statements. Liabilities are assessed using the rate of return obtainable on fixed or inflation-linked bonds.  There is a significant difference in the treatment of actuarial gains and losses arising during the accounting period.  UK GAAP recognizes the actuarial gains and losses in full in the year in which they arise in the statement of total recognized gains and losses.  Under US GAAP, the actuarial gains and losses, which exceed ten percent are amortised to the profit and loss accounts.

Holiday Pay

Under UK GAAP, a provision for accrued holiday pay is not recorded.  Under US GAAP a provision has been calculated and recorded based on the current holiday policy of the Group.

Cash flow information

Under UK GAAP, for the purposes of defining cash flows, cash comprises of cash in hand and at bank (net of bank overdrafts) that is repayable on demand at notice of 24 hours or less. Under US GAAP, cash and cash equivalents include cash and short-term investments with original maturities of three months of less. Under US GAAP, bank overdrafts are generally classified within financing activities, and cash and cash equivalents are not offset by book overdrafts repayable within 24 hours from the date of advance.

Under UK GAAP, cash flows are presented under the following headings; operating activities, dividends received from associated undertakings, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, equity dividends paid, and management of liquid resources and financing. US GAAP requires the classification of cash flows under the following headings, operating activities, investing activities and financing activities.

The following UK GAAP cash flows are included within Operating Activities under US GAAP; interest received, interest paid, investment income and taxation. The following UK GAAP cash flows are included within Investing Activities under US GAAP; capital expenditure, financial investment and cash flows from acquisitions and disposals.

The following table summarises Group cash and cash flows classified in accordance with US GAAP:

2003
£m
Cash provided by operating activities	39.0
Cash used in investing activities	3.2
Cash provided by financing activities	0.6

Net increase in cash and cash equivalents	42.8
Effect of foreign exchange rates	(0.2)
Cash at the beginning of the year under US GAAP	41.9

Cash at the end of the year under US GAAP	84.5